

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2008

Mr. Gary J. Novinskie
InterimChief Executive Officer and President
Daleco Resources Corporation
17 Wilmont Mews, 5th Floor
West Chester, PA 19382

> **Re: Daleco Resources Corporation**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed February 14, 2008**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
> **Filed May 15, 2008**
> **Response letter dated May 22, 2008**
> **File No. 000-12214**

Dear Mr. Novinskie:

We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Financial Statements

Note 4 Mineral Properties

b. Minerals and Equipment, page 44

1. We note your response to prior comment six, in which you explain your application of a modified units-of-production amortization method. Please tell us your basis within US generally accepted accounting principles for utilizing a modified units-of-production method in which you record the greater of a nominal amortization rate of $200,000 per year, or the amount computed using the units-of-production method. Please include specific accounting literature you relied upon in support of your amortization method.

Engineering Comments

2.   We note your response to prior comment 14 and your reference to exhibit 99.1 which was filed in conjunction with the fiscal year 2006 10-KSB filing. Please include this exhibit with your future annual filings.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief